Exhibit 99.7
October 19, 2007 CNBC Media Interview on the Financial Performance of Wipro Limited for the Quarter ended
September 30, 2007
Interviewee:
Suresh Senapaty Executive Vice President, Finance & CFO
Girish Paranjpe President —Financial Solutions SBU
Dr. A.L.Rao President — Product Engineering Services SBU
Sudip Banerjee President — Enterprise Solutions SBU
Suresh Vaswani President — Wipro Infotech and Global Practices
T K Kurien, President Wipro BPO SBU

Correspondent: Gentlemen, good morning, thanks for joining in. Suresh can you give us a sense of IT business growth and growth of organic and inorganic businesses.
Suresh Senapaty: This quarter performance is satisfying. Our revenue is about $796 millions as compared to $777 millions of guidance, which includes about $6 millions of the Infocrossing acquisition for the last 10 days. If you look at the sequential growth in terms of an organic it is about 9% sequential.
We have done well on profit in terms of expanding the operating margin by about 80 basis points. And third our growth has come from the technology and media vertical, telecom service providers, and led by the financial services vertical.
If you look at from a geographic point of view we have grown very well about 15% in Europe and about 26% sequential in Japan. We have started a new development center in Atlanta, Georgia, and also in Mexico. And also if you look at some of the large deals we have announced two large deals, about $275 million, as part of our Infocrossing initiative, which is from state of Missouri with respect to agent services that is to be provided over a 6 year period up to 2014. This is a large contract, which has a piece of our BPO and piece of IT. And another large $160 million is from a technologies company in the US. On the large deal, the funnel looks good and we doing pretty well including the two announcements that we have done.
Correspondent: Could you just tell us what contribution has come from each inorganic element in this quarter.
Suresh Senapaty: We had two large acquisitions last quarter, Unza and Infocrossing. Infocrossing realized only $6.6 million in the last 10 days and it has given us Rs.22 million of operating margin. So without this it is not a significant impact so far as global IT services business is concerned. Unza was consolidated effective 1st of August, so there has been a two months of revenue accounted but if you look at consumer care business without the acquisition we are about 2% point lower than what it is so far as the organic growth is concerned.
Correspondent: Suresh, good morning. Margins have moved up a little but, can you just put that against what you saw by way of wage revision and utilization rates this time and I believe you expected to move in narrow range in the next quarter. How narrow is that range?
Suresh Senapaty: The narrow range will be narrow range. In Q2 there has been an 80 basis points expansion despite the fact that we have given compensation increase for offshore effective 1st of August, which has impacted about 1.6%. But net of bulge, we have been able to improve the bulge in terms of the mix of experience profile, it has ben mitigated to only 1%. We are seeing improvement in utilization. We have seen an improvement in other productivity aspects. As a result, there is a realization on a blended basis of about 1%, so we have been able to expand our operating margin by about 80 basis points.

Going forward we will see the full impact of the compensation increases we gave on 1st of August in Q3 and also we would have less number of working days. It would have an impact from an optic perspective in terms of realization. But we think there are enough levers for us to be able to mitigate most of this down sides subject to foreign exchange.
Correspondent: Girish, can you talk about what has happened on BFSI, deal and pricing?
Girish Paranjpe: We expanded our revenues by 10.5% on a sequential basis. This belies some of the worries that many of the investors had on whether we are going to face the brunt of some of the issues that have happened in the United States. But our client base is fairly robust and we continue to expand it. We also have signed two deals; one is the $50 million deal with a large insurance company for doing complex billing solution over a two year period. Another deal is with a diversified financial services company in the US, which is a multi-year fairly large outsourcing type of deal that will allow us to serve them globally, also bring in multiple service line to be able to deliver to them.
Correspondent: Sudip, what is your sense of your ability to increase pricing to offset some of the currency appreciation? Are you able to get better pricing?
Sudip Banerjee: On a blended overall basis we have got 1.9% increase in realization and that is a result of some of the work that we have been doing in the previous two quarters and we talked about new prices coming at higher averages and new contracts being signed at 3-5% increases. Going forward we see that prices will continue to move up as we have been able to demonstrate to our clients the value of the offshore model as well as the superior execution that we have been doing over the last three years and that has now become a very standard pitch for most of the companies like us. We are able to convince clients and get that increase.
The two large deals which we have announced for about $275 million and $160 million are at prices which are very good and so therefore there is no dilution from the average prices that we have talked about. There is a third deal we have talked about from a large US retailer and again that is at better than normal average prices.
Correspondent: Mr. Rao, what sense are you getting when you talk to your key clients, I imagine you would have started talking and polling your clients in particularly telecom and the BFSI ventricles about IT spends in 2008, what is the sense that your are getting.
AL Rao: Telecom service provider segment is definitely committed on budgets. Telecom services segment have grown more than 50% year-on-year for the last two years and a recorded sequentially double-digit growth for us consistently. So, we are not seeing any concerns in terms of any spending.
Correspondent: Kurien good morning, how you have managed to maintain margins and what you see really going ahead both from the currency and larger deal wins?
TK Kurien: We have had a sequential growth of 10%. Year on year our growth rate has beyond 41%. Like you mentioned operating margin has remained kind of more or less stable and this is in spite of the fact that between last year and this year we have seen a 16% depreciation in the rupee-dollar rate. We have made this up primarily by our realization that has gone by roughly 18% year on year. This is the big difference we have had. Demand outlook is stable. The frightening thing is the rupee appreciation. Lot of BPO companies are under huge margin pressures. So in the short term we expect to see a little bit of a fight in terms of pricing but we are very clear about the fact that our integrated models between IT and BPO is holding steady and that is reflected in our numbers.

Correspondent: Suresh Senapaty, going ahead in the next months, what are Wipro’s inorganic plans, can we expect to see more addition and which verticals is that you are going to focus on?
Suresh Senapaty: I think as you have seen our inorganic plan is fairly robust and our experience has ben very decent so far. We will continue to look at acquisition to fill in the gap, and I do not think we can specifically state in terms of which particular vertical we will focus or which geography we want to focus. It has to fit into the strategy culture as well as financial to be able to do a deal.
Talking of Unza, it delivered about Rs. 11 million of operating profit in Q2, which is 25% off the Rs. 44 million of the profit recorded by consumer care business I will request Suresh Vaswani to talk on Infocrossing acquisition, which consummated at the fag end of last quarter.
Suresh Vaswani: Infocrossing to Wipro Infrastructure Services a very unique capability in the managed data center services space and the mainframe services space. It substantially enhances our offering in infrastructure services where we are leaders and total outsourcing. We won the $275 million deal in Infocrossing for health care services in the state of Missouri. We expect Infocrossing to contribute substantially to our strength and to our presence in infrastructure outsourcing and services space.
Correspondent: Thanks very much for joining us.